UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  6)*

ALDEROX, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

014349104

(CUSIP Number)

Susan Garrod

Pala Investments Holdings Limited

12 Castle Street

St. Helier, Jersey JE2 3RT

Channel Islands

+44-1534-639815

and

Jan Castro

Pala Investments AG

Dammstrasse 19

6300 Zug

Switzerland

+41-41-560-9070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014349104

1.	Names of Reporting Persons: Pala Investments Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 198,105,021

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 165,859,867

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 198,105,021

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 85.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 014349104

1.	Names of Reporting Persons: Vladimir Iorich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 198,105,021

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 165,859,867

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 198,105,021

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 85.8%

14.	Type of Reporting Person (See Instructions) IN

               This Amendment No. 6 amends the statement on Schedule 13D, as amended from time to time, filed on March 17, 2008, by Pala Investments Holdings Limited and Vladimir Iorich relating to the common stock of Alderox, Inc. (“Alderox Common Stock”), formerly named Reclamation Consulting and Applications, Inc.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following after the third paragraph thereof:

On October 10, 2008, the Debenture was amended by an Amendment and Limited Waiver (the “Third Amendment”, and together with the Initial Debenture, First Omnibus Amendment, and Second Omnibus Amendment, the “Debenture”).  The Third Amendment provides that in exchange for PIHL waiving certain defaults under the Debenture by Alderox, the initial conversion price of the First Tranche, Second Tranche, Third Tranche, Fourth Tranche and Fifth Tranche is reduced from $0.13 per share to $0.057 per share.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by replacing the fourth paragraph thereof with the following:

               Pursuant to the Debenture, PIHL will have the option to convert the outstanding balance of principal and accrued but unpaid interest into shares of Alderox Common Stock.  The Third Amendment provides that in exchange for PIHL waiving certain defaults under the Debenture by Alderox, the initial conversion price of the First Tranche, Second Tranche, Third Tranche, Fourth Tranche and Fifth Tranche is reduced from $0.13 per share to $0.057 per share.

The Third Amendment requires Alderox to use its best efforts to amend its Articles of Incorporation to increase its authorized share capital such that Alderox is able to comply fully with the terms of the Debenture.  The date such increase is effected is the “Share Increase Date.”  If Alderox fails to use its best efforts to have its authorized share capital increased or if such share capital increase does not occur by April 1, 2009, it will be an event of default under the Debenture.  PIHL has agreed to vote any shares of Alderox Common Stock which it may hold as necessary to approve the amendment to Alderox’s Articles of Incorporation.  In addition, PIHL has agreed that for any conversion of the loans or exercise of any Warrants under the Debenture prior to the earlier of (i) March 31, 2009 and (ii) the Share Increase Date, the number of shares of Alderox Common Stock receivable upon such conversion or exercise will not exceed 112,227,673 shares in the aggregate.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a) and (b)  The information contained on the cover pages to this Schedule 13D and Item 6 is incorporated herein by reference.

               As of the date of this Schedule 13D, the Reporting Persons held no shares of Alderox Common Stock. However, PIHL may be deemed to beneficially own 198,105,021 shares of Alderox Common Stock, which constitutes approximately 85.8% of the outstanding shares of such common stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. Of these shares:

•      6,200,000 shares are issuable to PIHL on the exercise of currently outstanding warrants,

•      2,000,000 shares are issuable to PIHL on the exercise of warrants received upon advancing the Second Tranche;

•      300,000 shares are issuable to PIHL on the exercise of warrants received upon advancing the Fifth Tranche;

•      57,890,108 shares are issuable to PIHL on the conversion of the principal amount and, accrued, unpaid interest that has been capitalized to such principal amount as of September 30, 2008, of the First Tranche;

•      35,087,719 shares are issuable to PIHL on the conversion of the principal amount of the Second Tranche, if such tranche is advanced;

•      46,591,893 shares are issuable to PIHL on the conversion of the principal amount and, accrued, unpaid interest that has been capitalized to such principal amount as of September 30, 2008, of the Third Tranche;

•      12,526,989 shares are issuable to PIHL on the conversion of the principal amount and, accrued, unpaid interest that has been capitalized to such principal amount as of September 30, 2008, of the Fourth Tranche; and

•      5,263,158 shares are issuable to PIHL on the conversion of the principal amount of the Fifth Tranche, if such tranche is advanced (collectively, the “Debenture Shares”).

In addition, pursuant to the Voting Agreement discussed in Item 6 of this Schedule 13D, PIHL has obtained an irrevocable proxy to vote the shares of Alderox Common Stock held by the other parties to the Voting Agreement on the matters subject thereto to the extent such party does not vote his or her shares in accordance with the Voting Agreement. Of the 198,105,021 shares of Alderox Common Stock that PIHL may be deemed to beneficially own, 32,245,154 shares are believed to be currently subject to the irrevocable limited proxy granted to PIHL (the “Proxy Shares”).

PIHL exercises investment discretion and voting power over the Debenture Shares. As discussed in Item 6 of this Schedule 13D, with respect to the Proxy Shares, PIHL may exercise voting control with regard to the matters subject to the Voting Agreement to the extent the other parties to the Voting Agreement do not vote their shares in accordance with such agreement.  In addition, because Mr. Iorich may replace any or all members of the boards of PIHL and PGHL, Mr. Iorich may be deemed to have voting and investment discretion with respect to the Debenture Shares and, with respect to the Proxy Shares, voting control with regard to the matters subject to the Voting Agreement to the extent the other parties to the Voting Agreement do not vote their shares in accordance with such agreement.

PIHL has agreed to vote any shares of Alderox Common Stock which it may hold as necessary to approve the amendment to Alderox’s Articles of Incorporation to increase its authorized share capital such that Alderox is able to comply fully with the terms of the Debenture.

(c)  Except as set forth in this Schedule 13D, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Alderox Common Stock.

(d)  Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Alderox Common Stock that the Reporting Persons may acquire, except that each of the other parties to the Voting Agreement has the right to receive dividends and/or the proceeds from the sale of those Proxy Shares beneficially owned by that party.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

On October 10, 2008, the Debenture was amended by the Third Amendment.  The Third Amendment provides that in exchange for PIHL waiving certain defaults under the Debenture by Alderox, the initial conversion price of the First Tranche, Second Tranche, Third Tranche, Fourth Tranche and Fifth Tranche is reduced from $0.13 per share to $0.057 per share.

The Third Amendment requires Alderox to use its best efforts to amend its Articles of Incorporation to increase its authorized share capital such that Alderox is able to comply fully with the terms of the Debenture.  If Alderox fails to use its best efforts to have its authorized share capital increased or if such share capital increase does not occur by April 1, 2009, it will be an event of default under the Debenture.  PIHL has agreed to vote any shares of Alderox Common Stock which it may hold as necessary to approve the amendment to Alderox’s Articles of Incorporation.  In addition, PIHL has agreed that for any conversion of the loans or exercise of any Warrants under the Debenture prior to the earlier of (i) March 31, 2009 and (ii) the Share Increase Date, the number of shares of Alderox Common Stock receivable upon such conversion or exercise will not exceed 112,227,673 shares in the aggregate.

    The descriptions of the Third Amendment in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreement, which is included as Exhibit 2 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

1.          Joint Filing Agreement, dated as of March 17, 2008, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Reporting Persons’ statement on Schedule 13D filed on March 17, 2008).

2.          Amendment and Limited Waiver, dated as of October 10, 2008, between Pala Investments Holdings Limited and Alderox, Inc. (incorporated by reference to Exhibit  4.1 to Alderox, Inc.’s Current Report on Form 8-K filed on October 14, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2008
PALA INVESTMENTS HOLDINGS LIMITED

	By:	/s/ Keith Mackenzie
	Name:	Keith Mackenzie
	Title:	Director

Date: October 15, 2008

	By:	/s/ Vladimir Iorich
	Name:	Vladimir Iorich